EXHIBIT 1

FOR IMMEDIATE RELEASE
Contact: Susan Gordon: (212) 702-4309

Carl Icahn Issues Statement Concerning BEA’s Letter to Oracle

New York, New York, October 12, 2007 - Today, Carl C. Icahn announced that he sent the following letter to BEA Systems, Inc. concerning BEA’s letter to Oracle.

October 12, 2007

BEA Systems, Inc.
2315 North First Street
San Jose, California 95131
Attn.: Chief Executive Officer

Dear Alfred:

I am pleased to see that BEA received a bid from Oracle which proposed to acquire BEA at $17 per share. I also see that BEA believes that the Oracle bid is too low, a belief I share, and that BEA therefore rejected the Oracle bid. As per our last conversation, I agree that BEA has great technology as well as great promise in SOA, virtualization, and growth in the Chinese market, and would be of great strategic value to a synergistic acquirer.

However, as the largest stockholder in BEA and as I have already stated, “consolidation in the technology industry is leading to increased competition that may place independent software vendors at a competitive disadvantage and that BEA staying independent might be almost dangerous to shareholder value.” Therefore, I strongly suggest that you use the momentum afforded by the Oracle proposal to seek to sell the Company either (a) in an auction process in an expeditious manner to the highest credible bidder or (b) by accepting a preemptive bid at a compelling valuation.

Very truly yours,

/s/ Carl C. Icahn
Carl C. Icahn